Exhibit 99.1

BTQ Technologies Named Security Partner for MoonPay Korea's Stablecoin Infrastructure

This news release constitutes a "designated news release" for the purposes of BTQ's prospectus supplement dated June 18, 2026, to its short form base shelf prospectus dated April 29, 2025, as amended on September 22, 2025.

BTQ to bring post-quantum security to MoonPay Korea's full-stack on-chain infrastructure for Korean won stablecoins, from issuance to last-mile delivery, connected to MoonPay's global payments network

•	Post-quantum security across the full stack: BTQ will serve as MoonPay Korea's security partner, helping prepare its Korean won stablecoin infrastructure for quantum-related threats across issuance support, distribution, wallets, settlement, and last-mile delivery to users and merchants.

•	Joint roadmap and Korean banking proof of concept: The companies will develop a phased post-quantum security roadmap and conduct a proof of concept with Korean banking institutions, testing BTQ's Quantum Secure Stablecoin Network (QSSN) for quantum-safe transaction signing and key management.

•	Connectivity to MoonPay's global network: MoonPay Korea's infrastructure links Korean won-backed stablecoins to a network serving more than 35 million customers in approximately 180 countries and more than 1,500 enterprise clients, supporting global distribution, cross-border settlement, and wallet access.

VANCOUVER, BC, Oct. 9, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global technology company building the trust infrastructure for the quantum era, has announced a strategic partnership with MoonPay Korea, part of MoonPay Inc. ("MoonPay"), the leading global crypto payments network. Under the partnership, BTQ will serve as the security partner for MoonPay Korea's stablecoin infrastructure in Korea, with a focus on post-quantum cryptography ("PQC").

MoonPay Korea is building full-stack on-chain infrastructure for Korea's emerging won-backed stablecoin market, covering issuance support, distribution, wallet access, settlement, and currency conversion through to last-mile delivery to users and merchants. BTQ's role is to secure that stack against current and future threats, including the risk that quantum computing poses to the cryptography protecting digital assets.

The partnership brings BTQ into one of the most innovative infrastructure efforts in Korea's stablecoin market and connects it to a global network. MoonPay serves more than 35 million customers in approximately 180 countries and more than 1,500 enterprise clients. MoonPay Korea links Korean won-backed stablecoins to that network for distribution, cross-border settlement, and wallet access, so the infrastructure BTQ helps secure in Korea is designed to reach users and merchants worldwide.

The partnership scope includes:

•	Quantum-transition roadmap. BTQ and MoonPay Korea will jointly develop a post-quantum security roadmap for MoonPay Korea's stablecoin infrastructure, covering a cryptographic inventory, risk prioritization, and a phased migration plan.

•	QSSN proof of concept with Korean banks. Through MoonPay Korea, BTQ will run a proof of concept of its Quantum Secure Stablecoin Network ("QSSN") with Korean banking institutions, testing quantum-safe transaction signing and key management across the wallet and settlement infrastructure behind Korea's won-backed stablecoins.

•	Security across the stack. The companies will work on post-quantum readiness across each layer of MoonPay Korea's infrastructure, from issuance and distribution to wallets and last-mile delivery.
•	Collaboration with Korean financial institutions. BTQ will work alongside MoonPay Korea and its banking and institutional partners to support quantum-safe standards for Korea's won-backed stablecoin ecosystem.

"MoonPay's stablecoin capabilities span the full stack, from issuance support through settlement and distribution," said Bugeon Lee, Head of APAC at MoonPay. "MoonPay Korea is focused on delivering the last-mile services that allow Korean partners to put those capabilities to work. As our security partner, BTQ will help us develop a post-quantum security roadmap and evaluate how its technology can support the long-term resilience of that infrastructure."

"Stablecoin infrastructure in Korea is being built now, and security designed in from the start will last far longer than security retrofitted later," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "MoonPay Korea is building one of the most complete stacks in the market, from issuance to last-mile delivery. Being its security partner puts BTQ's post-quantum technology directly into the infrastructure that won-backed stablecoins will run on."

Korea is advancing from bank-led stablecoin pilots toward domestic merchant adoption and cross-border settlement as its regulatory framework for won-backed stablecoins takes shape. MoonPay Korea supports the distribution, cross-border settlement, wallet access, and currency conversion infrastructure for this market. Woori Bank, Korea's oldest commercial bank, is the inaugural member of MoonPay Korea's KRW Stablecoin Consortium.

Stablecoins that carry a national currency, are held in self-custody wallets, and move across borders depend on cryptography for issuance permissions, key management, and transaction authority. Those systems need to remain secure well into the period when quantum computers are expected to threaten today's public-key cryptography. This makes post-quantum security a design requirement for Korea's stablecoin infrastructure, not a later upgrade.

Building on BTQ's stablecoin security footprint in Korea, the partnership extends BTQ's position in post-quantum security for Korea's digital asset infrastructure. BTQ previously announced that QSSN was selected as the core PQC security technology provider for a proof of concept with Finger Inc. and iM Bank. Developed on the Kaia mainnet, that project is South Korea's first bank-led Korean won stablecoin infrastructure incorporating post-quantum cryptography. BTQ has also entered into a commercial agreement with LINE NEXT and Kaia DLT Foundation to deploy QSSN across the Kaia ecosystem.

"Korea is setting the pace for regulated, bank-grade stablecoins, and the infrastructure decisions made now will define the market for years," said Youngsuk "Jeff" Choi, Chief Strategy Officer of BTQ Technologies. "MoonPay Korea is delivering the full stack, all the way to the last mile. It also connects Korea to MoonPay's global network. As its security partner, BTQ can make sure that stack is quantum-safe from the start. Combined with our work with Korean banks and fintechs, this puts QSSN at the center of how Korea's stablecoin infrastructure is secured."

Wallets, custody systems, and settlement networks rely on public-key cryptography to authorize transactions and protect keys. Sufficiently capable quantum computers are expected to break the elliptic-curve and RSA schemes those systems use today. For digital assets, the exposure is direct: a compromised signing key means a compromised asset.

QSSN is designed to bring post-quantum protection to transaction signing, key management, and settlement without disrupting existing user experiences or operational workflows. By working at the infrastructure layer, BTQ and MoonPay Korea aim to extend that protection to the issuers, banks, wallets, and merchants that connect to it.

About MoonPay
MoonPay is a global financial technology company that provides infrastructure for moving value across traditional and digital financial systems. Founded in 2019, MoonPay serves more than 35 million customers in 180 countries and more than 1,500 enterprise clients across crypto and fintech. Its products support payments, trading, commerce, stablecoin infrastructure, and other services that connect conventional payment networks with blockchain-based financial rails. MoonPay maintains regulatory licenses and authorizations in multiple jurisdictions, including the United States and the European Union. For more information, visit www.moonpay.com.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman
For further information: E: desk@btq.tech

Bill Mitoulas
Investor Relations
T: +1.416.479.9547
E: bill@btq.tech

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Information

Certain statements in this news release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements or information.

Forward-looking statements and information in this release include, but are not limited to, statements concerning: the Company's business plans and strategic partnership with MoonPay Korea; BTQ's anticipated role as the security partner for MoonPay Korea's stablecoin infrastructure; the development of a post-quantum security roadmap, including a cryptographic inventory, risk prioritization, and a phased migration plan; the planned proof of concept of BTQ's Quantum Secure Stablecoin Network ("QSSN") with Korean banking institutions; the testing and potential implementation of quantum-safe transaction signing and key management; post-quantum readiness across MoonPay Korea's issuance, distribution, wallet, settlement, and last-mile delivery infrastructure; collaboration with Korean banking and institutional partners on quantum-safe standards; the anticipated benefits of connectivity to MoonPay's global payments network; the development of Korea's regulatory framework and market for Korean won-backed stablecoins; the potential adoption and expansion of stablecoins for domestic merchant payments and cross-border settlement; the deployment and expansion of QSSN across the Kaia ecosystem under the Company's previously announced commercial agreement with LINE NEXT and Kaia DLT Foundation; QSSN's ability to provide post-quantum protection without disrupting existing user experiences or operational workflows; and the advancement of quantum computing and its potential impact on existing public-key cryptography. Forward-looking statements and information can often be identified by words such as "anticipate," "intend," "expect," "plan," "aim," "may," "will," and similar expressions.

The Company has made assumptions underlying these forward-looking statements and information, including, among other things: the continuation of the partnership with MoonPay Korea; the participation and cooperation of Korean banking and institutional partners; the successful development and execution of the security roadmap and planned proof of concept; the technical feasibility and effectiveness of QSSN and other post-quantum security solutions; the successful integration of such solutions with existing blockchain, wallet, key management, and settlement infrastructure; the availability of necessary technical, financial, and commercial resources; continued demand for post-quantum security solutions; the development and adoption of Korean won-backed stablecoins and related payment infrastructure; regulatory developments that permit the contemplated activities; continued access to MoonPay's global payments network; the performance of relevant counterparties; and general business and economic conditions and developments in post-quantum cryptography and quantum computing. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that these assumptions and the expectations reflected in the forward-looking statements and information are reasonable as of the date of this release, there can be no assurance that such statements or information will prove to be accurate. Actual results may differ materially due to risks and uncertainties, including: the partnership or planned activities being delayed, modified, or discontinued; banking or institutional partners not participating as anticipated; the security roadmap or proof of concept not achieving the expected results; technical difficulties or delays in developing, testing, deploying, or integrating QSSN; post-quantum security solutions not providing the anticipated protection or operational compatibility; cybersecurity incidents or vulnerabilities affecting the underlying infrastructure; slower-than-expected adoption of stablecoins or post-quantum security solutions; changes in digital asset, stablecoin, payment, banking, or blockchain laws and regulations; delays in obtaining necessary regulatory approvals or authorizations; limitations on cross-border distribution or settlement; counterparties not performing their anticipated roles or obligations; risks affecting MoonPay Korea, MoonPay's global payments network, LINE NEXT, or the Kaia ecosystem; anticipated strategic or commercial benefits not being realized; the availability of financing and qualified personnel; the speculative nature of the Company's research and development programs; changes in quantum computing capabilities or cryptographic standards; changes in general economic conditions or financial markets; and other risk factors described in the Company's public disclosure filings from time to time.

The foregoing list of risks is not exhaustive. Readers are cautioned not to place undue reliance on forward-looking statements or information. Such statements and information are made as of the date of this news release, and the Company does not undertake to update them except as required by applicable securities laws.

UPDATE : There has been the addition of "This news release constitutes a "designated news release" for the purposes of BTQ's prospectus supplement dated June 18, 2026, to its short form base shelf prospectus dated April 29, 2025, as amended on September 22, 2025." under the headline.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 09-OCT-26